Exhibit 99.2

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended August 31, 2007

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	August 31,	May 31,
	2007	2007
Assets
Current assets:
Cash and cash equivalents	$132,335	$47,002
Short-term investments	430,075	396,400
Accounts receivable	183,542	190,539
Inventories	216,422	206,826
Prepaid expenses	4,420	5,183
Total current assets	966,794	845,950

Other assets:
Goodwill	85,166	85,166
Investments and deferred charges	18,212	18,611
	103,378	103,777
Property, plant and equipment:
Land and land improvements	97,162	97,162
Buildings	57,876	57,862
Machinery and equipment	1,049,717	1,046,385
Construction in progress	32,109	31,281
	1,236,864	1,232,690
Less depreciation	676,447	664,676
	560,417	568,014
	$1,630,589	$1,517,741
Liabilities and Stockholders’ Equity
Current liabilities:
Trade accounts payable	$84,796	$74,795
Accrued wages, taxes and other liabilities	85,484	64,381
Total current liabilities	170,280	139,176

Deferred income taxes and other credits	144,544	149,784

Long-term debt	300,000	300,000

Stockholders’ equity:
Common stock, $0.01 par value	472	472
Additional paid-in capital	728,883	722,121
Retained earnings	296,005	215,783
Treasury stock	(9,595)	(9,595)
Total stockholders’ equity	1,015,765	928,781
	$1,630,589	$1,517,741

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Three months ended
	August 31,
	2007	2006

Net sales	$476,448	$410,649
Costs and expenses (income):
Cost of products sold	332,297	306,768
Selling, general and administrative	15,941	10,659
Interest	7,885	8,046
Other income, net	(6,536)	(3,487)
	349,587	321,986
Income before income taxes	126,861	88,663
Income taxes	40,613	29,576

Net income	$86,248	$59,087

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three months ended August 31,
	2007	2006
Operating activities:
Net income	$86,248	$59,087
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	12,122	12,212
Deferred income taxes	(6,050)	(2,189)
Stock-based compensation	1,052	831
Other – net	767	331
Changes in operating assets and liabilities
Accounts receivable	6,997	4,042
Inventories	(9,597)	(24,538)
Prepaid expenses	763	986
Accounts payable	10,001	19,698
Accrued wages, taxes and other liabilities	26,831	14,974
Other credits	(781)	(2,395)
Net cash provided by operating activities	128,353	83,039

Investing activities:
Capital expenditures	(4,532)	(3,959)
Purchases of short-term investments	(3,654,615)	(2,841,710)
Sales of short-term investments	3,620,940	2,767,460
Other – net	(360)	(485)
Net cash used by investing activities	(38,567)	(78,694)

Financing activities:
Issuance of common stock	251	548
Tax benefits from exercise of stock options	—	4,241
Common dividends paid	(4,704)	—
Net cash provided (used) by financing activities	(4,453)	4,789

Increase in cash and cash equivalents	85,333	9,134

Cash and cash equivalents at beginning of period	47,002	42,583
Cash and cash equivalents at end of period	$132,335	$51,717

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands)

(Unaudited)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders’ Equity

May 31, 2007, as previously reported	$472	$722,121	$215,783	$(9,595)	$928,781
Adjustment for income taxes	—	—	(1,322)	—	(1,322)

May 31, 2007, as adjusted	472	722,121	214,461	(9,595)	927,459

Net income	—	—	86,248	—	86,248
Stock award issuance	—	5,574	—	—	5,574
Equity compensation expense	—	937	—	—	937
Issuance of common stock for options	—	251	—	—	251
Common dividends paid	—	—	(4,704)	—	(4,704)

August 31, 2007	$472	$728,883	$296,005	$(9,595)	$1,015,765

See notes to consolidated financial statements.

CHAPARRAL STEEL COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.                                      Description of Business and Basis of Presentation

Chaparral Steel Company and its subsidiaries (the “Company”) is a leading supplier of structural steel and steel bar products through a single business segment.  The Company produces and sells structural steel, piling products, special bar quality products, merchant bar quality rounds, reinforcing bar and channels from facilities located in Texas and Virginia.  Structural steel products include wide flange beams, piling products, channels and other shapes.  Steel bar products include specialty bar products and, to a lesser extent, reinforcing bar.  The Company sells to steel service centers and steel fabricators for use in the construction industry, as well as to cold finishers, forgers and original equipment manufacturers for use in the railroad, defense, automotive, manufactured housing and energy industries.  The Company’s products are marketed throughout the United States, Canada and Mexico, and to a limited extent in Europe.  All of the Company’s long-lived assets are located in the United States.

On September 14, 2007,  pursuant to an Agreement and Plan of Merger with Gerdau Ameristeel Corporation (“Gerdau Ameristeel”), a Canadian corporation, each issued and outstanding share of the Company’s common stock,  was converted into the right to receive $86.00 in cash.  As a result of this transaction (the “Merger”), the Company became a wholly-owned subsidiary of Gerdau Ameristeel.  Gerdau Ameristeel is an indirect subsidiary of, and controlled by, Brazilian steelmaker Gerdau S.A.

The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments (consisting of only normal recurring adjustments) considered necessary for a fair statement of the results for the interim periods presented have been included.  For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended May 31, 2007.

2.                                      Summary of Significant Accounting Policies

Principles of Consolidation.  The consolidated financial statements include the accounts of Chaparral Steel Company and all subsidiaries.

Estimates.   The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.

Fair Value of Financial Instruments.   The estimated fair value of each class of financial instruments as of August 31, 2007 approximates its carrying value except for the Senior Notes having a fixed interest rate at August 31, 2007.  The fair value of the Senior Notes at August 31, 2007, estimated based on quoted market prices, was $338.0 million compared to the carrying amount of $300.0 million.

Cash Equivalents.  Investments with maturities of less than 90 days when purchased are classified as cash equivalents and consist primarily of money market funds and investment grade commercial paper issued by major corporations and financial institutions.

Short-term investments.  Short-term investments were $430.1 million at August 31, 2007 and $396.4 million at May 31, 2007, and consisted of Auction Rate Securities (“ARS”).  At August 31, 2007, the ARS had remaining stated maturities which ranged from 10 to 32 years, but their interest rates reset at predetermined intervals, typically less than 30 days, through an auction process.   The ARS consisted of high credit quality instruments of political subdivisions of states. The ARS are stated at cost which approximates fair value based on market quotes. Subsequent to August 31, 2007, all of the Auction Rate Securities have been converted to cash, resulting in no significant gains or losses. Purchases and sales activity of ARS are presented as cash flows from investing activities in the consolidated statements of cash flows.

Receivables.  Management evaluates the ability to collect accounts receivable based on a combination of factors.  A reserve for doubtful accounts is maintained based on historical default rates and current economic trends.  The reserve is increased if it is anticipated that a specific customer will be unable to make required payments.  Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across geographical areas.

Environmental Liabilities.  The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies.  The Company and its subsidiaries are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets.  Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary.  Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends and other factors.  All of the Company’s long-lived assets are located in the United States.

Property, plant and equipment is recorded at cost.  Provisions for depreciation are computed generally using the straight-line method.  The Company assigns each fixed asset a useful life generally ranging from 5 to 7 years for mobile and other equipment, 10 to 20 years for machinery and equipment and 20 to 40 years for buildings and land improvements. Maintenance and repairs are charged to expense as incurred.  Costs incurred for scheduled shut-downs to refurbish the facilities are amortized over the benefited period, typically 12 months.  Such deferred amounts are included in prepaid expenses in the consolidated balance sheets and amounted to $0.7 million  at August 31, 2007 and $1.3 million at May 31, 2007.

Goodwill.  Management tests goodwill for impairment at least annually.  If the carrying amount of the goodwill exceeds its fair value, an impairment loss is recognized.  In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit.  Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends and other factors.  At August 31, 2007, the fair value of the Company’s goodwill on the balance sheet exceeded its carrying value of $85.2 million.

Investments and Deferred Charges. Investments are composed primarily of life insurance contracts that may be used to fund certain Company benefit agreements.  The contracts, recorded at their net cash surrender value, totaled $11.4 million at August 31, 2007 and at May 31, 2007.  Deferred charges are composed primarily of debt issuance costs that totaled $6.8 million at August 31, 2007 and $7.2 million at May 31, 2007.  These costs are  amortized over the term of the related debt.

Other Credits.  Other credits of $15.3 million at August 31, 2007 and $15.9 million at May 31, 2007 are composed primarily of liabilities related to the Company’s retirement plans, asset retirement obligations and deferred compensation agreements.

Asset Retirement Obligations.  Changes in asset retirement obligations for the three-month periods ended August 31, 2007 and August 31, 2006 are as follows (in thousands):

	Three months ended August 31,
	2007	2006
Balance at beginning of period	$1,114	$1,040
Accretion expense	33	30
Settlements	(26)	(25)
Balance at end of period	$1,121	$1,045

Net Sales.  The Company sells products to a highly diversified customer base representing various steel consuming markets.  A significant portion of the Company’s sales are to steel service centers, fabricators and processors.  These customers typically act as intermediaries between steel producers and various end-user manufacturers that require further processing or inventory programs.  The Company recognizes revenue when the goods are shipped and title and risk of loss transfer to the customer (FOB shipping point).  The Company includes delivery fees in the amount it bills customers to the extent needed to recover the Company’s cost of freight and delivery.  Net sales from other products were generated from the Company’s metals separation operation.

The following table summarizes the Company’s net sales by product line (in thousands):

	Three months ended
	August 31,
	2007	2006

Net sales
Structural mills	$378,457	$313,589
Bar mill	59,138	58,036
Other products	14,141	16,036
Delivery fees	24,712	22,988
	$476,448	$410,649

Other Income.  Other income includes interest income of $5.1 million and $2.5 million in the three-month periods ended August 31, 2007 and 2006, respectively.

Income Taxes.  The Company uses the liability method of recognizing and classifying deferred income taxes. The Company provides valuation allowances to reduce deferred tax assets to amounts that will more likely than not be realized.

Stock-based Compensation.  The Company’s employees and non-employee directors participate in stock compensation plans.  The plans provide for the granting of incentive and non-qualified stock options, restricted stock and other equity-based incentive awards for officers, key employees and non-employee directors. The fair value of each option award is estimated as of the date of grant using the Black-Scholes options pricing model. Total compensation expense related to options recognized by the Company was $0.8 million and $0.5 million in the three-month periods ended August 31, 2007 and 2006, respectively.

In connection wit the Merger (Note 1), all outstanding stock-based awards were cancelled and paid their intrinsic value as of September 14, 2007.  This resulted in payments aggregating $165.3 million to cancel the 2.2 million outstanding stock options, and payments aggregating $19.3 million to settle the obligations of all other stock based compensation arrangements.

3.                                      Working Capital

Working capital totaled $796.5 million at August 31, 2007 and $706.8 million at May 31, 2007.

Accounts receivable are presented net of allowances for doubtful receivables of $1.4 million at August 31, 2007 and $1.6 million at May 31, 2007 and net of allowances for returns and allowances of $0.6 million at August 31, 2007 and $0.5 million at May 31, 2007.  Provisions (recoveries) for bad debts charged to expense were $(0.2) million and $(0.1) million in the three-month periods ended August 31, 2007 and 2006, respectively.  No uncollectible amounts were written off in the three-month periods ended August 31, 2007 and 2006, respectively.

Inventories consist of (in thousands):

	August 31,	May 31,
	2007	2007
Finished products	$71,478	$66,042
Work in process	18,752	20,834
Raw materials	35,525	30,209
Supplies	90,667	89,741
	$216,422	$206,826

Inventories, excluding supplies, are stated at cost (not in excess of market) using the last-in, first-out (“LIFO”) method that results in better matching of costs and revenues than other methods.  An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management’s estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation.  If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $71.6 million at August 31, 2007 and $71.5 million higher at May 31, 2007.  Supplies primarily consist of rolls and molds, which are used in the manufacturing processes, and are carried at average cost.

Effective June 1, 2006, the Company adopted SFAS No. 151, ‘‘Inventory Costs, an amendment of ARB  No. 43, Chapter 4’’.  This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in inventory.  In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities.  The adoption of this standard did not have a significant effect on our consolidated financial position or results of operations.

Accrued wages, taxes and other liabilities consist of (in thousands):

	August 31,	May 31,
	2007	2007
Employee wages and benefits	$27,084	$36,011
Property taxes	3,888	3,198
Current income taxes payable	47,344	6,981
Current portion of deferred income taxes	1,197	1,351
Interest payable	3,870	11,375
Other liabilities	2,101	5,465
	$85,484	$64,381

4.                                      Commitments

The Company entered into an agreement to purchase a minimum monthly amount of processed gases at a base price adjusted quarterly based upon a percentage change in the producer price index.  The gases are produced from a facility located at the Company’s Texas facility which is owned and operated by an independent third party.  This agreement expires in August 2012.  At August 31, 2007, the minimum monthly charge was approximately $0.5 million.  The Company entered into a similar agreement to purchase processed gases for its Virginia facility with the same third party, which expires in December 2014.  The agreement specifies that the Company will purchase a minimum monthly amount of processed gases at a base price adjusted quarterly based upon a similar formula.  At August 31, 2007, the minimum monthly charge was approximately $0.1 million.  The Company believes that its minimum purchase requirements will be satisfied by its consumption of the products in the normal course of its business.

The Company entered into an agreement to purchase a minimum monthly amount of mill services at its Texas facility.  This agreement expires in December 2014.  At August 31, 2007, the minimum monthly charge was approximately $24,000.  The Company entered into a similar agreement to purchase a minimum monthly amount of mill services for its Virginia facility.  This agreement expires in June 2012.  At August 31, 2007, the minimum monthly charge was approximately $0.4 million.  The Company believes that its minimum purchase requirements will be satisfied by its consumption of the products in the normal course of its business.

The Company has entered into agreements to purchase minimum amounts of electricity and natural gas for its Texas and Virginia facilities.  Total commitments under these agreements were $20.5 million in the three-month period ended August 31, 2007.  As of August 31, 2007, the Company’s commitments under these agreements extend through October 2007 for electricity in Texas and through March 2008 for natural gas. The Company believes its purchase requirements will be satisfied by its consumption of these energy sources in the normal course of its business.

The Company leases certain mobile and other equipment, real estate and other items, which in the normal course of business are renewed or replaced by subsequent leases.  Total expense for such operating leases was $0.6 million and $0.6 million in the three-month periods ended August 31, 2007 and 2006, respectively.

Future estimated payments under these agreements as of August 31, 2007 are as follows for the years ending August 31 as noted (in thousands):

							After
	Total	2008	2009	2010	2011	2012	2012

Processed gas supply contract	$35,630	$6,687	$6,687	$6,688	$6,687	$6,687	$2,194
In-plant mill services	17,838	4,786	4,786	4,785	2,534	284	663
Short-term energy purchase obligations	20,484	20,484	—	—	—	—	—
Operating lease obligations	3,426	558	504	503	501	100	1,260
Total	$77,378	$32,515	$11,977	$11,976	$9,722	$7,071	$4,117

5.                                      Long-term Debt

Long-term debt is comprised of the following (in thousands):

	August 31,	May 31,
	2006	2006
Senior secured credit facility expiring in 2010	$—	$—
Senior notes due in 2013, interest rate 10.00%	300,000	300,000
	300,000	300,000
Less current maturities	—	—
	$300,000	$300,000

Subsequent to the Merger (Note 1) all of the Company’s senior notes due in 2013 were redeemed on or before October 3, 2007 for $341.8 million.

6.                                      Stockholders’ Equity

Common stock consisted of:

	August 31,	May 31,
	2007	2007
	(in thousands)
Shares authorized	100,000	100,000
Shares outstanding	47,004	46,895

Preferred stock consists of 10,000,000 authorized shares, $.01 par value, none of which had been issued as of August 31, 2007.

7.                                      Income Taxes

Income taxes for the interim periods ended August 31, 2007 and 2006, have been included in the accompanying financial statements on the basis of an estimated annual rate of 32.0% and 33.4%, respectively.  The primary reason that these respective tax rates differ from the 35% statutory federal corporate rate is due to deduction for qualified domestic production activities.  The Company made income tax payments of $6.3 million and $2.0 million in the three-month periods ended August 31, 2007 and 2006, respectively.

As of May 31, 2007, the Company has $507.4 million in Virginia state net operating loss carryforwards that begin to expire in 2020. The Company also has Virginia state credits to offset future income tax liabilities of $41.9 million that begin to expire in 2018 and $10 million of credits that do not expire. The Company had net Virginia state deferred tax assets of $42.0 million at May 31, 2007 and $47.4 million at May 31, 2006. Because of the Company’s limited history of generating taxable income in Virginia, management currently cannot conclude that it is more likely than not that this net state deferred tax asset will be realized. Therefore, a valuation allowance has been recorded to fully reserve the amount of the net state deferred tax assets. However, if current levels of taxable income in Virginia are sustained in future periods, management may be able to conclude that a reduction in the valuation allowance is appropriate.

Effective June 1, 2007, the Company prospectively adopted Financial Accounting Standards Board Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has identified its federal tax return and its state tax returns in Virginia and Texas as “major” tax jurisdictions, as defined. As a result of the implementation of FIN 48, the Company recorded a net decrease to retained earnings of $1.3 million related to the Company’s tax positions in certain states. Interest and penalties resulting from audits by tax authorities have been immaterial and are included in income tax expense in the consolidated statements of operations.

8.                                      Legal Proceedings and Contingent Liabilities

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge.  The Company believes it is in substantial compliance with applicable environmental laws and regulations; however, from time to time the Company receives claims from federal and state environmental regulatory agencies and entities asserting that the Company is or may be in violation of certain environmental laws and regulations.  Based on its experience in dealing with such claims in the past and the information currently available to it regarding any potential or outstanding claims, the Company believes that such claims will not have a material impact on its consolidated financial condition or results of operations.  Despite the Company’s compliance and experience, it is possible that the Company could be held liable for future charges, which might be material but are not currently known or estimable.  In addition, changes in federal and state laws, regulations and requirements or discovery of currently unknown conditions could require additional expenditures by the Company.

The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business.  In management’s judgment the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position or results of operations of the Company.

9.                                      Retirement Plans

The Company’s employees participate in a defined contribution retirement plan.  Prior to January 1, 2006, the Company contributed 2% of each employee’s eligible compensation and a variable contribution based on a predetermined formula established annually.  After December 31, 2005, the Company will contribute 100% of eligible contributions of up to 3% of employee compensation, and 50% of eligible contributions of the next 2% of employee compensation as defined by the plan.  The amount of retirement expense charged to costs and expenses for this plan was $1.3 million and $1.0 million in the three-month periods ended August 31, 2007 and 2006.

On July 21, 2005, the Company’s board of directors approved the Chaparral Steel Company financial security plan (“FSP”) a non-qualified defined benefit plan providing death and retirement benefits to the Company’s executive and key managerial employees who are invited and elect to participate.  The plan is contributory but not funded.  Participants elect the amount of their base salary that is covered by the plan.  Costs and associated assets and liabilities related to the Company’s employee participation are included in the financial information contained herein.  Amounts payable to participants are to be paid exclusively from the general assets of the Company and are otherwise unsecured.  Life insurance contracts have been purchased that may be used to fund the FSP payments.  These insurance contracts, recorded at their net cash surrender value, totaled $11.4 million at August 31, 2007 and at May 31, 2007, and are included in investments on the consolidated balance sheets.  The amount of FSP benefit expense and the projected FSP benefit obligation are determined using assumptions as of the end of each fiscal year.  The weighted-average discount rate used was 5.85% in the current period.  Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the balance sheet. The amount of FSP benefit expense was $0.3 million in each of the three-month periods ended August 31, 2007 and 2006.

10.                               Incentive Plans

All personnel employed by the Company as of May 31 and not subject to production-based incentive or 2006 Plan awards share in the pretax income of the Company for the year then ended based on predetermined formulas. Incentive compensation related to these plans is included in selling, general and administrative expense and was $6.4 million and $2.7 million in the three-month periods ended August 31, 2007 and 2006, respectively.